July 21, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (419)833-3663

Thomas E. Funk
Chief Financial Officer
Exchange Bancshares, Inc.
237 Main Street, P.O. Box 177
Luckey, Ohio 43443

Re: Exchange Bancshares, Inc.
 Form 10-K filed March 31, 2005
       Form 10-K/A filed on July 8, 2005
 File No. 033-54566

Dear Mr. Funk:

    We have completed our review of your Form 10-K and the Form 10-
K/A and related filings and have no further comments at this time.

        Sincerely,

                        John P. Nolan
      Accounting Branch Chief

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